7/27

08002835

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sega Sammy Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2008
THOMSON REUTERS

FILE NO. 82- 34816 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/28/08

May 13, 2008

FLASH REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended March 31, 2008

AR/S
3-31-08

Name of the Company : SEGA SAMMY HOLDINGS INC.
Code number : 6460
(URL http://www.segasammy.co.jp/)
Representative: Hajime Satomi
Chairman of the Board and Chief Executive Officer
Any inquiry to : Shunichi Shimizu
General Manager, Accounting and Financial Department
Shiodome Sumitomo Building 21F,
1-9-2 Higashi Shimbashi, Minato-ku, Tokyo
Tel (03) 6215-9955

Annual Meeting of Shareholders: June 18, 2008 (plan)
Filing of Financial Report: June 18, 2008 (plan)
Start of cash dividend payments: June 3, 2008 (plan)

(Amounts below one million yen are rounded down)

1. Consolidated Operating Results for the Year Ended March 31, 2008

(1) RESULTS OF CONSOLIDATED OPERATIONS

(Percentage for net sales, operating income and net income represent change from the prior year)

	Net sales		Operating income		Net income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
For Year ended March 31, 2008	458,977	(13.1)	(5,829)	—	(52,470)	—
For Year ended March 31, 2007	528,238	(4.5)	76,530	(35.8)	43,456	(34.4)

	Net income per share	Net income per share (Diluted)	Return on equity	Operating income to total assets	Operating income to net sales
	Yen	Yen	%	%	%
For Year ended March 31, 2008	(208.26)	—	(17.6)	(1.1)	(1.3)
For Year ended March 31, 2007	172.47	172.35	13.3	14.3	14.5

(Reference) Equity in earnings (losses) of affiliates:
For Year ended March 31, 2008: ¥ (293) million
For Year ended March 31, 2007: ¥12 million

(2) CONSOLIDATED FINANCIAL POSITION

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of Yen	Millions of Yen	%	Yen
March 31,2008	469,642	281,627	55.3	1,030.09
March 31,2007	549,940	358,858	61.5	1,341.80

(Reference) Equity at year-end (consolidated):
March 31, 2008: ¥259,519 million
March 31, 2007: ¥338,069 million

(3) CONSOLIDATED CASH FLOWS

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the year-end
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
For Year ended March 31, 2008	(25,878)	(10,399)	(7,579)	99,975
For Year ended March 31, 2007	60,623	(75,395)	(1,712)	144,868

2. Cash Dividends

	Cash dividends per share			Total dividends paid (annual)	Payout ratio (Consolidated)	Dividends paid to net assets (Consolidated)
	Interim	Year-end	For the year			
	Yen	Yen	Yen	Millions of Yen	%	%
Year ended March 31, 2007	30.00	30.00	60.00	15,118	34.8	4.5
Year ended March 31, 2008	30.00	15.00	45.00	15,116	—	3.8
Year ended March 31, 2009 (plan)	15.00	15.00	30.00	—	151.1	—

3. Projection for Consolidated Results for the Year ended March 31, 2009

(Percentage for net sales, operating income and net income represent change from the prior year)

	Net sales		Operating income		Net income		Net income per share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Interim	200,000	(13.4)	(10,000)	—	(12,000)	—	(47.63)
Entire - year	470,000	2.4	15,000	—	5,000	—	19.85

[Caution With Regard to Operating Results Outlook]

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during the year ended March 31, 2008: Yes

Newly included: 1 (TAIYO ELEC Co., Ltd.)

Newly exempted: 1 (Nissho Inter Life Co., Ltd.)

Note: For more details, refer to "Overview of the SEGA SAMMY Group" (page 8)

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of consolidated financial statements:

1. Changes associated with revision in accounting standards: Yes
2. Other changes: Yes

(3) Shares outstanding (common stock) at year-end

1. Number of shares outstanding (including treasury stock)

March 31, 2008: 283,229,476

March 31, 2007: 283,229,476

2. Number of treasury stock

March 31 2008: 31,292,007

March 31 2007: 31,276,992

1. Operating Results and Financial Position

(1) Overview

During the fiscal year ended March 31, 2008, the Japanese economy gradually improved as solid corporate profits led to improvements in capital expenditures and employment. However, the second half brought an increasingly uncertain outlook because of concerns about a slowdown in the U.S. economy brought on by the sub-prime loan crisis and the impact on individual consumption of increases in gasoline and food prices fueled by soaring crude oil and grain prices.

In this environment, the pachislot and pachinko industry underwent a period of major transition during which by the end of September 2007 nearly all existing pachislot machines were replaced by models that meet new standards in response to the revisions enacted in July 2004 to regulations pertaining to the law in Japan governing gaming machines. Although, the number of pachinko parlors and users continues to decline, machine manufacturers and pachinko parlors are endeavoring to expand the user base: for instance, manufacturers are actively developing and supplying innovative models that conform to the new regulations, while parlor operators are introducing low ball-rental charges.

In the amusement machine industry, large medal game machines and large-scale videogame machines featuring card systems remain highly popular among users and are driving demand in the market.

In the amusement center industry, the popularity of kids' card game machines, which have been driving market growth, has run its course. The new games that meet a variety of needs from customer segments, including families and casual players, are expected.

In the home videogame software industry, the new game platforms became popular, and demand for videogame software continues to increase.

In this business environment, the SEGA SAMMY Group, carrying on with initiatives from the previous year, formed capital and business tie-ups with leading companies targeting business expansion in each field. The Group also implemented business realignment measures to reallocate of resources effectively within the Group.

<Main Measures in the Fiscal Year Ended March 31, 2008>

① The Company concluded a basic agreement on a strategic business alliance with Sanrio Company, Ltd. with the aim of contributing to mutual development and growth. Sanrio has a portfolio of highly valuable characters which it licenses worldwide.

② To strengthen its relationship with TAIYO ELEC Co., Ltd. in pachinko machines, pachislot machines, arrange ball machines, jankyu machines, and other entertainment-related business areas, Sammy Corporation converted TAIYO ELEC into a subsidiary through a capital increase through a third-party allocation.

③ As part of an initiative to increase operating efficiency in the amusement machine sales business, the Company dissolved Sega Amusements Singapore Pte. Ltd. and Sega Korea Ltd.

④ As a measure to transform itself into a consistently profitable company, SEGA CORPORATION implemented an employee voluntary early retirement program for the purposes of reducing fixed costs through optimization of personnel and of recovering cost flexibility.

⑤ In response to rapid changes in the business environment surrounding the Group, the Company decided to cancel the development of an entertainment complex in the Minato Mirai 21 Central District in the City of Yokohama, Kanagawa Prefecture in order to focus on the Group's core businesses.

Turning to operating results, although some main pachislot machine titles were favorably received by pachinko parlors and users, overall unit sales fell short of the planned level and machine sales fell by 142 thousand units from the previous fiscal year to 380 thousand units. In the pachinko machine business, the Group was unable to sell unique machines that could gain market acceptance, and postponed the launch of certain main titles until the fiscal year ending March 2009. Consequently, pachinko machine sales fell by 24 thousand units from the previous fiscal year to 108 thousand units. In the amusement machine sales business, sales of large medal games and other products remained brisk, while in the amusement center operation business, revenue from existing amusement centers decreased from the previous fiscal year. In the consumer business, sales of videogame software in overseas markets increased year on year, but decreased in Japan.

As a result of the foregoing, net sales for the fiscal year under review were ¥458,977 million (a decrease of 13.1% year on year), and the Company posted an operating loss of ¥5,829 million (compared with operating income of ¥76,530 million in the previous fiscal year). Due to the factors including the impairment losses on China-related businesses and amusement centers, a cancellation fee accompanying the discontinuation of development of an entertainment complex in the Minato Mirai 21 Central District, and a loss from revaluation of investment securities, the Company recorded a net loss of ¥52,470 million (compared with net profit of ¥43,456 million in the previous fiscal year).

Results by business segments were as follows.

《Pachislot and Pachinko Machines》

In the pachislot machine business, the SEGA SAMMY Group sold 380 thousand units of pachislot machines overall by introducing various models that comply with the new regulations, including the Sammy brand models "Pachislot Hokuto No Ken 2 Ransei Haoden Tenha no Sho" and "Pachislot Hokuto No Ken 2 Next Zone," successor models with even more improved visual features than their predecessors "Pachislot Hokuto No Ken" and "Pachislot Hokuto No Ken SE," which became unprecedented top-sellers. Other such models included the Rodeo brand model "Devil May Cry 3," and the GINZA brand model "Ring Ni Kakero 1." Profitability in the pachislot machine business was lower than in the previous fiscal year owing to the provision of a pachislot machine rental service for a limited time period during the first half of the fiscal year. This was part of an industry-wide cooperative measure to support the adoption of new-format machines by pachinko halls.

In the pachinko machine business, despite strong sales of Sammy brand model "CR Sakura Taisen," which uses content from SEGA CORPORATION's popular game "Sakura Taisen," and of TAIYO ELEC brand titles, the SEGA SAMMY Group was unable to provide unique machines that could gain market acceptance. The Group also postponed the launch of certain main titles to improve game quality. For these reasons, overall pachinko machine sales were held to 108 thousand units.

As a result, net sales in this segment were ¥146,466 million (a decrease of 31.5% year on year), and operating income was ¥8,443 million (a decrease of 88.1% year on year).

Main Pachislot Machines and Units Sold

Model name	Brand	Units sold (Thousands)
Pachislot Hokuto No Ken 2 Ransei Haoden Tenha no Sho	(Sammy)	116
Ring Ni Kakero 1	(Ginza)	52
Devil May Cry 3	(Rodeo)	48
Pachislot Urusei Yatsura	(Ginza)	27
Pachislot Hokuto No Ken 2 Next Zone	(Sammy)	19
Others		115
Total		380

Main Pachinko Machines and Unit Sold

Model name	Brand	Units sold (Thousands)
CR Sakura Taisen	(Sammy)	41
CR Densetsu No Miko	(Taiyo Elec)	19
CR King Kong	(Taiyo Elec)	10
Others		36
Total		108

《Amusement Machine Sales》

In the amusement machine sales business, "MJ4," the online mahjong game, "SANGOKUSHI TAISEN 3," the third installment of the popular trading card game series, "DERBY OWNERS CLUB 2008 feel the rush," the large medal game "Star Horse 2 THIRD EVOLUTION," and other games were popular, however, the launch of some major titles were postponed.

As a result, net sales were ¥75,401 million (a decrease of 5.3% year on year), and operating income was ¥7,152 million (a decrease of 38.8% year on year).

《Amusement Center Operations》

In the amusement center operations business, sales at existing centers were lower than in the previous fiscal year. Similarly, in the kids' card game machine business, "Dinosaur King" recorded strong sales by capturing synergies with an animated television series. However, the popularity of other content tapered off, leading to a sharp overall year-on-year decline in sales volume of kids' cards.

During the fiscal year under review, 12 new amusement centers were opened in Japan, while 92 locations were closed or sold. As a result, the Group had a total of 363 amusement centers as of March 31, 2008.

As a result, net sales in this segment were ¥91,234 million (a decrease of 12.2% year on year), and operating loss was ¥9,807 million (compared with operating income of ¥132 million in the previous fiscal year).

《Consumer Business》

In the consumer business, videogame software sales were 26,990 thousand copies, a increase of 5,720 thousand copies from the previous fiscal year. By region, sales were 2,570 thousand copies in Japan, 12,060 thousand copies in the U.S., 12,270 thousand copies in Europe, and 70 thousand copies in other regions. In overseas markets, videogame software sales increased year on year as a result of favorable sales of titles such as "Mario & Sonic at the Olympic Games," which is themed on the Beijing Olympic Games. In Japan, however, sales decreased year on year, even though "Ryu Ga Gotoku Kenzan!," the third title in the "Ryu Ga Gotoku" series achieved a measure of popularity. R&D costs increased year on year.

In the toy sales division, sales were weak in Japan, but overseas sales were buoyant, especially for "BAKUGAN." In addition, the Group performed well in contents for mobile phones, but overseas sales of animated videos were weak. As a result, net sales in this segment were ¥142,265 million, an increase of 18.7% year on year, and operating loss was ¥5,989 million, compared with operating income of ¥1,748 million in the previous fiscal year.

《Others》

This segment covers planning, design, management, construction and other services involving commercial and other facilities and information providing services. Segment sales totaled ¥10,797 million, a decrease of 45.0% year on year, and operating loss was ¥74 million, compared with operating loss of ¥1,345 million in the previous fiscal year.

Outlook for the Financial Year ending March 2009

In the pachislot and pachinko industry, amid major upheaval in the pachinko parlor business, there is a compelling need for attractive and unique pachislot and pachinko machine models.

In the amusement machine and amusement center businesses, the market condition is severe primarily due to the lack of killer titles and lackluster sales of kids' card games. However, as facilities consolidation and business restructuring level off, investments in both amusement machines and facilities are expected to improve.

In the Japanese consumer market, the new platforms were becoming popular, and the unit sales of high-quality titles from third parties are expected to increase. The business in the European and North American consumer markets is expected to show healthy growth again in the current fiscal year.

In this projected operating environment, the SEGA SAMMY Group plans to maintain market share in the pachislot machine business by leveraging its track record, planning capabilities, and creativity. At the same time, efforts will focus on increasing the Group's market share in the pachinko machine business by creating further synergy with GINZA CORPORATION and TAIYO ELEC Co., Ltd. The Group is forecasting pachislot machine sales of 248 thousand units and pachinko machine sales of 280 thousand units in the fiscal year ending March 31, 2009.

In the amusement machine sales business, the Group will roll out various major titles. These titles will include the new versions of popular card game series, large medal games, and popular UFO catcher.

In the amusement center operations business, the Group will continue closing or selling unprofitable amusement centers as part of ongoing business restructuring. Also the Group will seek effective business operation by fundamental review on the functions of headquarter, and will improve the profitability by strengthening sales force for each machine category, and improving supports for the operation of the amusement centers.

In the console entertainment software division of the consumer business segment, we will work to generate revenue, by selling licensed film titles in overseas markets and significant revision of the line-up strategies in the Japanese market. Additionally, recovery of the profit of the listed subsidiaries on the mobile content, toy business and animated films respectively, the Group will expect to return to profitability as consumer business segment.

In light of the above, we are forecasting consolidated net sales of ¥470 billion (an increase of 2.4% year on year), consolidated operating income of ¥15 billion (compared with operating loss of ¥5.8 billion in the previous fiscal year), and net income of ¥5 billion (compared with net loss of ¥52.4 billion in the previous fiscal year) for the fiscal year ending March 31, 2009.

[Caution With Regard to Operating Results Outlook]

Statements in this report pertaining to market projections and the outlook for operating results reflect the assumptions and judgment of the Company's management based on the most accurate information available at the time of release. Such statements carry inherent risks and uncertainties. Factors that may affect operating results include, but are not limited to, those discussed in the projections and outlook. Readers are cautioned that changes in a variety of factors could cause actual results to differ substantially from the aforementioned projections and outlook.

(2) Financial Position

Total assets at March 31, 2008 were ¥469,642 million, a decrease of ¥80,297 million from a year earlier. This mainly reflected a decrease in cash and deposits and the write-down of investment securities. The current ratio remained at a high level of 207.0%.

Net assets were ¥281,627 million, ¥77,230 million lower than at the prior fiscal year-end. This decrease was mainly the result of the net loss and the cash dividends paid.

As a result, the equity ratio was 55.3% at fiscal year-end in 2008, down 6.2 points from the prior fiscal year.

As of March 31, 2008, cash and cash equivalents (hereinafter "cash") were ¥99,975 million, a decrease of ¥44,893 million from the prior fiscal year.

During the fiscal year, operating activities used net cash of ¥25,878 million, due to the payment of income taxes, and other factors.

Investing activities used net cash of ¥10,399 million. The main factors were payments for purchase of tangible and intangible fixed assets and proceeds from sales of investment securities.

Financing activities used net cash of ¥7,579 million, mainly for proceeds from issuance of bonds, payment of redemption of bonds and the cash dividends paid.

<Cash Flow Indices>

	March 2005	March 2006	March 2007	March 2008
Equity ratio	59.0%	60.6%	61.5%	55.3%
Equity ratio (fair market value)	185.6%	230.2%	126.0%	56.6%
Redemption of debt	64.6%	47.6%	89.0%	—
Interest coverage ratio	105.8 times	123.8 times	196.3 times	—

Notes: Equity ratio: (Net assets − Share subscription rights − Minority interest) / total assets
Equity ratio (fair market value): Market capitalization / total assets
Redemption of debt: Interest-bearing debt / operating cash flow
Interest coverage ratio: Operating cash flow / interest payments

1. All indicators are calculated using the consolidated financial results.
2. Market capitalization is calculated by multiplying the year-end share price with the number of shares issued and outstanding at year-end (excluding treasury stock).
3. Operating cash flow refers to Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.
4. Interest-bearing debt is the portion of debt recorded in the Consolidated Balance Sheets on which interest is being paid.
5. Interest payments refer to interest paid as shown in the Consolidated Statements of Cash Flows.
6. No figures are shown in Redemption of debt, and Interest coverage ratio in March 2008, due to negative results on Operating cash flow.

(3) Basic Policy Concerning Distribution of Earnings for the Fiscal Year Under Review and the Following Fiscal Year

SEGA SAMMY HOLDINGS gives priority to returning profits to shareholders. The Company's basic policy is to pay an appropriate dividend that is commensurate with earnings.

For the distribution of surplus, SEGA SAMMY HOLDINGS paid interim and plans to pay year-end dividends of ¥30 per share and ¥15 per share, respectively, for the fiscal year ended March 31, 2008. This reflects the Group's policy of paying dividends to shareholders stably.

For the fiscal year ending March 31, 2009, the Company plans to pay an interim dividend of ¥15 per share and a year-end dividend of ¥15 per share.

Furthermore, SEGA SAMMY HOLDINGS' policy is to effectively use retained earnings to bolster its financial position and operating base as well as for investments in line with business expansion.

2. Overview of the SEGA SAMMY Group

The SEGA SAMMY Group consists of SEGA SAMMY HOLDINGS INC., 86 subsidiaries and 16 affiliates. The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, consumer business and the other business.

Refer to the following chart for an overview of Group operations.



Pachislot and Pachinko
●RODEO Co., Ltd.
(Development·Manufacture·Sale)
●GINZA CORPORATION
●GINZA HANBAI CORPORATION
●TAIYO ELEC Co.,Ltd.
(Development·Manufacture·Sale)
Sales Agent
Sales Agent
Pachinko Parlors
Pachislot
Pachislot Pachinko
●Sammy Rental Services Co., Ltd.
(Lease and maintenance)
●Sammy Systems Co., Ltd.
(Development·Manufacture·Sale of peripherals)
●Sammy Design Co., Ltd.
(Planning, design, construction of pachinko parlors)
△Japan Setup Service Co., Ltd.
(Installation of pachislot/pachinko, Maintenance)
Other: 1 consolidated subsidiary
4 non-consolidated subsidiaries
1 affiliated company non-using the equity method
●SI ELECTRONICS LTD
(Development sales of LCD optical imaging system chips)
Sammy Corporation (Development·Manufacture·Sale)
Management guidance
SEGA SAMMY HOLDINGS INC.(HOLDING COMPANY)
Management guidance
SEGA CORPORATION (Development·Manufacture·Sale·Facilities Operation)
AM machine sales
(In Japan)
●SEGA Logistics Service Co., Ltd.
●DARTSLIVE Co., Ltd.
(Overseas)
●Sega Amusements U.S.A., Inc.
●Sega Amusements Europe Ltd.
Other: 2 consolidated subsidiary
1 non-consolidated subsidiary
1 affiliated company using the equity method
AM center operation
(In Japan)
●OASYS PARK Co., Ltd.
●SEGA Bee LINK Co., Ltd.
(Overseas)
●Sega Entertainment U.S.A., Inc.
●Sega Amusements Taiwan Ltd.
●Sega Korea Ltd.
Other: 5 consolidated subsidiaries
2 affiliated companies using the equity method
Consumer business
(Overseas)
●Sega of America, Inc.
●Sega Europe Ltd.
●The Creative Assembly Ltd.
Other: 18 consolidated subsidiaries
2 non-consolidated subsidiaries
2 affiliated companies using the equity method
4 affiliated companies non-using the equity method
(In Japan)
●Sammy NetWorks Co., Ltd.
(Internet Music Contents Provider)
●SEGA TOYS, Ltd.
(Planning·Manufacture·Sale of Toys)
●TMS ENTERTAINMENT, LTD.
(Planning·production·sales and other activities involving animated movies)
Other: 14 consolidated subsidiaries
1 non-consolidated subsidiary
1 affiliated company using the equity method
2 affiliated companies non-using the equity method
Sale
Service
Customers·Users
Others
Other: 1 consolidated subsidiary
(In Japan)
Other: 1 non-consolidated subsidiary
1 affiliated company non-using the equity method
●Sega Sammy Golf Entertainment Inc.(Operation and Management of Golf course)
●Japan Multimedia Services Corporation(Information Provider Service)
●SEGA SAMMY INVESTMENT & PARTNERS INC.(Real estate management and investment advisory)
△Nasho Inter Life Co., Ltd.(Design and Construction of Commercial arcades, etc.)
Other: 1 consolidated subsidiary
Flow of Products·Service
Others
● Consolidated subsidiary
△ Affiliate

(Note 1) In addition to the companies listed above, the SEGA SAMMY Group includes Sega Holdings U.S.A. Inc., (a holding company of subsidiaries in U.S.), Sega Holdings Europe Ltd. (a holding company of subsidiaries in Europe.) as consolidated subsidiaries. And the SEGA SAMMY Group includes 5 investment in partnerships as consolidated subsidiaries.

(Note 2) See Consolidated companies listed in stock market

SEGA TOYS, Ltd.	(JASDAQ)
Sammy NetWorks Co., Ltd.	(The Mothers market of the Tokyo Stock Exchange)
TMS ENTERTAINMENT, LTD.	(Second Section of the Nagoya Stock Exchange)
TAIYO ELEC Co., LTD.	(JASDAQ)
Nissho Inter Life Co., Ltd.	(JASDAQ)

3. Management Policies

(1) Basic Management Policies

SEGA CORPORATION and Sammy Corporation on October 1, 2004 integrated their operations to build an even more powerful base as a comprehensive global entertainment organization. Combining the resources of the two companies, a holding company called SEGA SAMMY HOLDINGS was established with the aim of maximizing corporate value. Since then, the Group has been taking various measures to build a business framework that responds quickly and flexibly to changes in the operating environment and accelerate growth.

The core business domain of the SEGA SAMMY Group is the comprehensive entertainment business, comprising pachislot and pachinko machines, amusement machine sales, amusement center operations, and the consumer business.

Within this sphere, the Group targets markets worldwide in the quest to maximize and cross-fertilize its entertainment content and resources, ultimately aiming to promote business operations that target every age group. Moreover, the SEGA SAMMY Group is enhancing its presence in every applicable business field in a drive to become the world's leading name in comprehensive entertainment. To this end, the Group is committed to winning the trust and meeting the expectations of its stakeholders

(2) Medium- to Long-term Strategies and Other Issues

The Sega Sammy Group is engaged in a diverse array of entertainment buisnesses, ranging from pachislot and pachinko machines to commercial amusement machines, amusement center operation and home videogame software, as well as services through internet and for mobile handsets. Operations also extend to toys and animation. Our goal is to have strong competitiveness in these fields as our core businesses.

(3) Issues to be Addressed

In the pachislot and pachinko machine business, as market conditions undergo drastic changes in the pachislot machine business, the SEGA SAMMY Group will strive to maintain market share in this business by bringing together development expertise and increasing the sophistication of its technologies. At the same time, in the pachinko machine business, where market conditions are firm, the Group must seek to increase its market share by strengthening development capabilities and internal collaboration among Group companies.
In the amusement machine business, the Group will seek a broad range of users by providing various products from high value added products to the products for family users that meet user needs. In overseas markets, the Group must provide the products that meet local needs at competitive price.
In the amusement center operations business, the Group will continue closing or selling unprofitable amusement centers as part of ongoing business restructuring. Also the Group will seek effective business operation by fundamental review on the functions of headquarter, and it will be the Group's business challenge to recover the profits by strengthening sales force for each machine category, and improving supports for the operation of the amusement centers.
In the consumer business, the Group must improve development efficiency and profitability as business challenge in the domestic consumer business market. In overseas markets, the Group must acquire licenses and reinforce local development capabilities to create products that accurately reflect local needs. In mobile phone contents, toy sales, video, and other businesses, the Group must reinforce these operations, mainly by listed subsidiaries.

(4) Other Key Management Issues

On December 27, 2005, Aruze Corporation filed a lawsuit against subsidiary Sammy Corporation, claiming financial damages of ¥21.0 billion and other sanctions for the alleged infringement of two Aruze patents, specifically patents No. 3069092 and No. 3708056, by Sammy in relation to the manufacture and sale of "Hokuto No Ken" pachislot machines. Subsequently, on May 22, 2007, the Tokyo District Court handed down its judgment to dismiss Aruze Corporation's claim. As Aruze Corporation was dissatisfied with this judgment, it filed an appeal with the Intellectual Property High Court on June 4, 2007, and that appeal is currently under examination.

Sammy Corporation has filed a demand for a trial for invalidation in relation to the rights applicable in this case.

With regard to Patent No. 3069092, the Japan Patent Office ruled that the patent was partially invalid on October 2, 2007, and a revocation of the trial decision had been under trial at the Intellectual Property High Court. However, as Aruze Corporation filed an application for a correction trial, the case was sent back to the appeal examiner (Japan Patent Office) on March 21, 2008.

With regard to Patent No. 3708056, the Japan Patent Office issued notification on October 17, 2006 of its ruling to invalidate the patent, and a revocation of the trial decision had been under trial at the Intellectual Property High Court. However, as the court dismissed Aruze Corporation's claim for a revocation of the trial decision on November 14, 2007. Aruze Corporation filed a petition for a final appeal and acceptance of a final appeal with the Supreme Court on November 27, 2007. However, the court dismissed Aruze Corporation's final appeal on May 8, 2008, and the invalidation of the patent was confirmed.

Sammy Corporation believes that this case does not constitute an infringement of Aruze's patents, but the SEGA SAMMY Group's business results may still be affected depending on the outcome of the trial.

Since 2005, SEGA CORPORATION has been engaged in investigating the development of a multi-purpose facility focused on entertainment in the Minato Mirai 21 Central District. However, in the face of a drastic change in the management environment surrounding the SEGA SAMMY Group, SEGA CORPORATION determined that it was essential to suspend this development project and focus on its core business in order to rapidly rebuild its earnings.

SEGA CORPORATION concluded a land purchase contract with the Yokohama City Land Development Corporation for blocks 55, 56 and 57 of the Central District within the Minato Mirai 21 development zone in February 2007. It planned to purchase block 58 at the end of March 2008, but following the decision at this time, the purchase of block 58 has been withdrawn. As a result, at the end of the fiscal year ended March 31, 2008, SEGA SAMMY HOLDINGS posted an extraordinary loss of approximately ¥5,580 million, which included the payment of a breach-of-contract penalty based on the contract with the Yokohama City Land Development Corporation and the relinquishment of a deposit based on an agreement covering the planned purchase of block 58.

As the result of the decision based on the circumstances of the SEGA SAMMY Group alone, the Group intends to respond as sincerely as possible to the parties with which it has so far been cooperating, including the City of Yokohama and the Yokohama City Land Development Corporation.

CONSOLIDATED FINANCIAL STATEMENTS

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2007 AND 2008

(Unit : Millions of Yen)

	Prior year (As of March 31,2007)		Current year (As of March 31,2008)	
	Amount	Percentage	Amount	Percentage
(Assets)		%		%
I Current Assets				
Cash and deposits	146,645		101,539	
Notes and accounts receivable - trade	83,492		72,541	
Allowance for doubtful accounts - current	(571)		(571)	
Marketable securities	996		2,495	
Inventories	40,117		51,435	
Income tax refunds receivable	5,594		9,561	
Deferred taxes – current	6,904		5,998	
Others	28,994		32,037	
Total current assets	312,175	56.8	275,038	58.6
II Fixed assets				
Tangible fixed assets				
Buildings and structures	31,165		28,597	
Amusement game machines	19,850		14,099	
Land	46,029		48,810	
Construction in progress	1,565		1,026	
Others	13,285		11,495	
Total tangible fixed assets	111,897	20.3	104,029	22.1
Intangible fixed assets				
Goodwill	18,524		13,524	
Others	6,743		6,692	
Total intangible fixed assets	25,267	4.6	20,217	4.3
Investments and other assets				
Investment securities	63,471		35,608	
Long - term loan receivables	3,234		2,187	
Lease deposits	23,326		21,970	
Deferred taxes non - current	3,197		3,689	
Others	15,091		14,332	
Allowance for doubtful accounts non - current	(7,721)		(7,430)	
Total investments and other assets	100,600	18.3	70,358	15.0
Total fixed assets	237,765	43.2	194,604	41.4
Total assets	549,940	100.0	469,642	100.0

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2007 AMD 2008

(Unit : Millions of Yen)

	Prior year (As of March 31,2007)		Current year (As of March 31,2008)	
	Amount	Percentage	Amount	Percentage
(Liabilities)		%		%
I Current liabilities				
Notes and accounts payable - trade	71,414		49,496	
Short - term bank loans and current portion of long - term debt	29,244		27,455	
Redeemable bond within a year	7,925		5,716	
Income taxes payable	12,059		3,180	
Accrued expenses	—		33,292	
Accrued employees' bonuses	1,731		2,791	
Accrued directors' and corporate auditors' bonuses	489		130	
Allowance for sales return	225		—	
Allowance for game points earned by customers	119		129	
Others	29,813		10,670	
Total current liabilities	153,021	27.9	132,863	28.3
II Non-current liabilities				
Bonds payable	15,695		25,679	
Long - term debt, less current portion	1,111		6,988	
Severance and retirement allowance	8,429		9,269	
Retirement benefits for directors and corporate auditors	1,293		2,094	
Deferred taxes liabilities non - current	920		435	
Deferred taxes liabilities land revaluation	960		960	
Others	9,649		9,723	
Total non - current liabilities	38,060	6.9	55,151	11.7
Total liabilities	191,082	34.8	188,014	40.0
(Net Assets)				
I Shareholder's equity				
Common stock	29,953		29,953	
Capital surplus	171,096		171,092	
Retained earnings	221,172		150,888	
Treasury stock	(73,656)		(73,680)	
Total shareholders' equity	348,565	63.3	278,253	59.3
II Accumulated gains (losses) from valuation and translation adjustments				
Unrealized gains on securities, net of taxes	4,779		597	
Unrealized losses on hedging derivatives, net of taxes	(17)		(2)	
Land revaluation difference, net of taxes	(7,505)		(6,980)	
Foreign currency translation adjustments	(7,752)		(12,347)	
Total accumulated losses from revaluation and translation	(10,496)	(1.9)	(18,733)	(4.0)
III Share subscription rights	454	0.1	1,070	0.2
IV Minority interests	20,334	3.7	21,038	4.5
Total net assets	358,858	65.2	281,627	60.0
Total liabilities and net assets	549,940	100.0	469,642	100.0

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED MARCH 31, 2007 AND 2008

(Unit : Millions of Yen)

	Prior year From April 1,2006 To March 31,2007		Current year From April 1,2007 To March 31,2008	
	Amount	Percentage	Amount	Percentage
		%		%
Net sales	528,238	100.0	458,977	100.0
Cost of sales	325,158	61.5	338,573	73.8
Gross profit	203,079	38.5	120,403	26.2
Selling, general and administrative expenses	126,548	24.0	126,232	27.5
Operating (loss) income	76,530	14.5	(5,829)	(1.3)
Other income (expenses) :				
Interest and dividend income	1,407		1,131	
Gain on investments in partnerships	5,601		602	
Gain on sales of fixed assets	112		93	
Reversal of allowance for doubtful receivables	828		361	
Interest expenses	(624)		(627)	
Sales discount	(946)		(338)	
Gain on the prior – term adjustment	50		529	
Loss from the prior – term adjustment	(474)		(91)	
Loss on disposal of fixed assets	(860)		(1,470)	
Loss on sale of fixed assets	(14)		(177)	
Loss from investment in partnerships	(1,442)		(586)	
Amortization of goodwill (impaired)	(2,335)		(929)	
Loss from revaluation of investment securities	(1,051)		(12,355)	
Gain on sale of investment securities	119		4,440	
Bad debt expenses	(246)		(447)	
Impairment losses	(1,705)		(9,218)	
Liquidation dividend from investment	3,206		—	
Equity in loss of affiliates	—		(293)	
Liquidation income from consolidated subsidiaries	—		693	
Income from operation of lease asset	—		427	
Exchange loss	—		(1,053)	
Penalty payment for cancellation of game center lease agreements	—		(1,102)	
Loss on cancellation of amusement center under development	—		(5,580)	
Premium allowance of retirement	—		(2,761)	
Cost of product recall	—		(2,245)	
Others	(736)		(3,313)	
Sub total	887	0.2	(34,311)	(7.5)
(Loss) income before income taxes and minority Interests	77,417	14.7	(40,141)	(8.8)
Income taxes - current	33,698	6.4	9,902	2.1
- deferred	(1,148)	(0.2)	2,640	0.6
Total income taxes	32,549	6.2	12,543	2.7
Net (loss) income before minority interests	44,867	8.5	(52,684)	(11.5)
Minority interests	1,411	0.3	(213)	(0.1)
Net (loss) income	43,456	8.2	(52,470)	(11.4)

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEAR ENDED MARCH 31, 2007 AND 2008

Prior year (From April 1, 2006 to March 31, 2007)

(Unit : Millions of Yen)

	Shareholder's equity					Accumulated gains (losses) from valuation and translation adjustments	
	Common Stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholder's equity	Unrealized gains on securities, net of taxes	Unrealized losses on hedging derivatives, net of taxes
Balances as of March 31, 2006	29,953	171,071	193,721	(73,549)	321,196	11,756	—
Changes in the term							
Dividend of retained earnings			(15,118)		(15,118)		
Bonuses to directors and corporate auditors (Note)			(645)		(645)		
Net income			43,456		43,456		
Purchase of treasury stock				(107)	(107)		
Sale of treasury stock		25		0	25		
Consolidation scope change			(241)		(241)		
Changes in the item except Shareholders' equity (Net amount)						(6,977)	(17)
Total changes in the term	—	25	27,451	(107)	27,369	(6,977)	(17)
Balances as of March 31, 2007	29,953	171,096	221,172	(73,656)	348,565	4,779	(17)

	Accumulated gains (losses) from valuation and translation adjustments			Share subscription rights	Minority interests	Total net assets
	Land revaluation difference, net of taxes	Foreign currency translation adjustments	Total accumulated losses from revaluation and translation			
Balances as of March 31, 2006	(7,506)	(8,767)	(4,516)	—	19,311	335,991
Changes in the term						
Dividend of retained earnings						(15,118)
Bonuses to directors and corporate auditors (Note)						(645)
Net income						43,456
Purchase of treasury stock						(107)
Sale of treasury stock						25
Consolidation scope change						(241)
Changes in the item except Shareholders' equity (Net amount)	0	1,014	(5,979)	454	1,022	(4,502)
Total changes in the term	0	1,014	(5,979)	454	1,022	22,867
Balances as of March 31, 2007	(7,505)	(7,752)	(10,496)	454	20,334	358,858

(Note)

Items concerning appropriation of earnings resolved at the Ordinary General Meeting of Shareholders in June 2007.

Current year (From April 1, 2007 to March 31, 2008)

(Unit : Millions of Yen)

	Shareholder's equity					Accumulated gains (losses) from valuation and translation adjustments	
	Common Stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholder's equity	Unrealized gains on securities, net of taxes	Unrealized losses on hedging derivatives, net of taxes
Balances as of March 31, 2007	29,953	171,096	221,172	(73,656)	348,565	4,779	(17)
Changes in the term							
Dividend of retained earnings			(15,116)		(15,116)		
Net income (loss)			(52,470)		(52,470)		
Effect from change of accounting policies of foreign subsidiaries			(862)		(862)		
Purchase of treasury stock				(38)	(38)		
Sale of treasury stock		(3)		13	9		
Consolidation scope change			(1,309)		(1,309)		
Reversal of land revaluation difference			(524)		(524)		
Changes in the item except shareholders' equity (Net amount)						(4,181)	14
Total changes in the term		(3)	(70,284)	(24)	(70,312)	(4,181)	14
Balances as of March 31, 2008	29,953	171,092	150,888	(73,680)	278,253	597	(2)

	Accumulated gains (losses) from valuation and translation adjustments			Share subscription rights	Minority interests	Total net assets
	Land revaluation difference, net of taxes	Foreign currency translation adjustments	Total accumulated losses from revaluation and translation			
Balances as of March 31, 2007	(7,505)	(7,752)	(10,496)	454	20,334	358,858
Changes in the term						
Dividend of retained earnings						(15,116)
Net income (loss)						(52,470)
Effect from change of accounting policies of foreign subsidiaries						(862)
Purchase of treasury stock						(38)
Sale of treasury stock						9
Consolidation scope change						(1,309)
Reversal of land revaluation difference	524		524			—
Changes in the item except shareholders' equity (Net amount)		(4,594)	(8,761)	615	704	(7,442)
Total changes in the term	524	(4,594)	(8,237)	615	704	(77,230)
Balances as of March 31, 2008	(6,980)	(12,347)	(18,733)	1,070	21,038	281,627

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007 AND 2008

(Unit : Millions of Yen)

	Prior year From April 1,2006 To March 31,2007	Current year From April 1,2007 To March 31,2008
	Amount	Amount
Cash flows from operating activities:		
(Loss) income before income taxes and minority interests	77,417	(40,141)
Depreciation and amortization	28,048	45,611
Impairment losses	1,705	9,218
Amount of transfer of equipment by amusement center operation business	(8,096)	(8,623)
Amount of transfer of equipment by pachislot and pachinko rental business	(2,274)	(16,319)
Interest and dividend income	(1,407)	(1,131)
Interest expenses	624	627
Amortization of goodwill	4,830	3,785
Equity in (losses) earnings of affiliates	(12)	293
Loss on disposal/sales of fixed assets	762	1,554
Loss from revaluation of investment securities	1,051	12,355
Gain on sales of investment securities	(119)	(4,419)
Gain on investment in partnerships	(4,159)	(15)
Increase (Decrease) in accrued employees' bonuses	(141)	1,169
Others	(13,264)	17,663
Changes in assets and liabilities:		
Decrease in notes and accounts receivable	14,321	5,730
Increase in inventories	(7,538)	(9,836)
(Decrease) Increase in notes and accounts payable	8,778	(22,011)
Sub-total	100,528	(4,490)
Receipt of interest and dividend income	1,236	1,235
Payment of interest expenses	(308)	(513)
Payment of income taxes	(56,614)	(28,421)
Refund of income taxes	15,782	6,311
Net cash (used in) provided by operating activities	60,623	(25,878)

SEGA SAMMY HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007 AND 2008

(Unit : Millions of Yen)

	Prior year From April 1,2006 To March 31,2007	Current year From April 1,2007 To March 31,2008
	Amount	Amount
Cash flows from investing activities:		
Decrease (Increase) in time deposit - net	(1,549)	859
Payment for purchase of securities	—	(1,793)
Proceeds from redemption of securities	4,514	1,000
Payment for purchase of tangible fixed assets	(49,344)	(22,040)
Proceeds from sales of tangible fixed assets	1,542	195
Payment for purchase of intangible fixed assets	(1,972)	(4,004)
Proceeds from sales of intangible fixed assets	12	4
Payment for acquisition of shares of affiliated companies	(4,676)	(304)
Payment for purchase of investment securities	(33,180)	(623)
Proceeds from sales of investment securities	4,342	5,871
Proceeds from redemption of investment securities	—	1,000
Payment for investment in partnerships	(9,802)	(2,966)
Proceeds from distribution of investment in partnerships	24,623	6,359
Proceeds from (Payment for) acquisition of consolidated subsidiaries - net	(8,635)	6,412
(Payment for) Proceeds from sales of consolidated subsidiaries - net	300	(1,025)
Increase in loans receivable - net	(1,565)	(978)
Lease deposits	(2,490)	(1,193)
Refund of deposits	1,787	1,362
Others	698	1,465
Net cash used in investing activities	(75,395)	(10,399)
Cash flows from financing activities:		
(Decrease) Increase in short - term bank loans	21,370	(1,245)
Proceeds from issuance of long - term debt	200	7,184
Payment of long – term debt	(5,821)	(5,332)
Proceeds from issuance of bonds	—	15,433
Payment of redemption of bonds	(2,001)	(7,925)
Proceeds from issuance of stock to minority shareholders	185	51
Cash dividends paid for minority shareholders	(298)	(285)
Cash dividends paid	(15,093)	(15,074)
Payment for purchase of treasury stock	(107)	(38)
Others	(146)	(348)
Net cash used in financing activities	(1,712)	(7,579)
Effect of exchange rate changes on cash and cash equivalents	754	(1,777)
Net decrease in cash and cash equivalents	(15,729)	(45,635)
Cash and cash equivalents at beginning of year	160,094	144,868
Net increase in cash and cash equivalents due to consolidation scope change - net	504	741
Cash and cash equivalents at end of year	144,868	99,975

SEGMENT INFORMATION

A. Operations by product

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	211,539	75,454	103,850	119,593	17,800	528,238	—	528,238
(2) Inter segment	2,170	4,165	9	239	1,833	8,418	(8,418)	—
Total	213,710	79,619	103,859	119,833	19,633	536,656	(8,418)	528,238
Cost and expenses	142,607	67,937	103,726	118,084	20,979	453,334	(1,627)	451,707
Operating income (loss)	71,102	11,682	132	1,748	(1,345)	83,321	(6,791)	76,530
Assets	118,581	46,523	106,317	111,751	11,593	394,768	155,171	549,940
Depreciation	5,331	2,403	18,051	3,216	362	29,365	(1,316)	28,048
Impairment losses	—	—	889	494	321	1,705	—	1,705
Capital expenditure	8,790	3,332	40,753	5,675	346	58,899	372	59,271

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.
3. General corporate expenses of ¥ 7,014 million, which mainly consist of expenses of group management incurred by the holding company, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 157,477 million, which mainly consist of the holding company's excess funds and others, are included in "Corporate and eliminations."

Current year (From April 1, 2007 to March 31, 2008)

(Unit: Millions of yen)

	Pachinko Pachislot	Amusement machine sales	Amusement center operations	Consumer business	Others	Total	Corporate and eliminations	Consolidated
Net sales -								
(1) Outside customers	145,582	71,061	91,226	141,790	9,315	458,977	—	458,977
(2) Inter segment	884	4,340	7	475	1,482	7,189	(7,189)	—
Total	146,466	75,401	91,234	142,265	10,797	466,166	(7,189)	458,977
Cost and expenses	138,022	68,249	101,041	148,255	10,871	466,440	(1,634)	464,806
Operating income (loss)	8,443	7,152	(9,807)	(5,989)	(74)	(274)	(5,555)	(5,829)
Assets	128,028	42,903	85,844	114,742	3,300	374,819	94,823	469,642
Depreciation	21,340	3,062	17,161	4,476	296	46,337	(725)	45,611
Impairment losses	1,209	122	6,404	1,461	20	9,218	—	9,218
Capital expenditure	23,829	2,257	15,910	4,390	3,413	49,800	621	50,422

(Note)

1. The Company has 5 operating segments based on its management control structure, and nature of products and market.
2. Main products and line of business by segment
   (1) Pachinko and pachislot ··· Development, manufacture and sale of Pachinko and pachislot machines and design for parlors
   (2) Amusement machine sales ··· Development, manufacture and sale of game machines used in an amusement arcades
   (3) Amusement center operations ··· Development, operation, rent and maintenance of Amusement center
   (4) Consumer business ··· Development and sale of home video game software,
   Development, manufacture, and sale of toys
   Project and production of entertainment contents through cellular phone etc.
   Planning, production and sale of animated movies.
   (5) Others ··· Project, design, management and construction of commercial establishment, etc.
3. General corporate expenses of ¥ 5,759 million, which mainly consist of expenses of group management incurred by the holding company, are included in "Corporate and eliminations."
4. Corporate assets of ¥ 94,944 million, which mainly consist of the holding company's excess funds and others, are included in "Corporate and eliminations."

B. Geographical segment information

Prior year (From April 1, 2006 to March 31, 2007)

Geographical segment information was not presented as the sales and assets of consolidated domestic subsidiaries for the year ended March 31, 2007 exceed 90% of consolidated net sales and assets

Current year (From April 1, 2007 to March 31, 2008)

(Unit: Millions of yen)

	Japan	North America	Europe	Others	Total	Corporate and eliminations	Consolidated
Net sales -							
(1) Outside customers	366,168	45,030	43,152	4,625	458,977	—	458,977
(2) Inter segment	26,738	6,006	4,220	792	37,758	(37,758)	—
Total	392,907	51,037	47,373	5,418	496,735	(37,758)	458,977
Cost and expenses	407,438	47,720	40,956	4,690	500,805	(35,999)	464,806
Operating income (loss)	(14,530)	3,316	6,416	727	(4,069)	(1,759)	(5,829)

(Note)
1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States, etc.
   (2) Europe ··· United Kingdom, France, Germany, etc.
   (3) Other ··· Australia, Taiwan, Singapore, etc.
3. General corporate expenses of ¥ 5,759 million, which mainly consist of expenses of group management incurred by the holding company, are included in "Corporate and eliminations."

C. Overseas sales

Prior year (From April 1, 2006 to March 31, 2007)

(Unit: Millions of yen)

	North America	Europe	Other	Total
I Total Overseas sales	37,034	24,780	7,561	69,376
II Consolidated net sales				528,238
III Percentage of Overseas sales to Consolidated net sales	7.0	4.7	1.4	13.1

(Note)

1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States
   (2) Europe ··· United Kingdom, Italy, France, Germany, etc.
   (3) Other ··· China, South Korea, Taiwan, etc.
3. Overseas sales represent sales of the company and subsidiaries excluding domestic sales.

Current year (From April 1, 2007 to March 31, 2008)

(Unit: Millions of yen)

	North America	Europe	Other	Total
I Total Overseas sales	50,017	47,667	10,248	107,934
II Consolidated net sales				458,977
III Percentage of Overseas sales to Consolidated net sales	10.9	10.4	2.2	23.5

(Note)

1. Segmentation of countries and regions is based on geographical proximity.
2. Major countries and regions are as follows.
   (1) North America ··· United States
   (2) Europe ··· United Kingdom, Italy, France, Germany, etc.
   (3) Other ··· China, South Korea, Taiwan, etc.
3. Overseas sales represent sales of the company and subsidiaries excluding domestic sales.

File No. 82-34816

(Translation)

May 9, 2008

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Takatoshi Akiba, Executive Officer (TEL: 03-6215-9955)

Notice of Change of President and Representative Director of a Subsidiary
(TMS Entertainment Ltd.) of SEGA SAMMY HOLDINGS INC.

It is hereby notified that TMS Entertainment Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC., at the meeting of its board of directors held on May 9, 2008, adopted a resolution to change its President and Representative Director as described in the attachment hereto.

<<Attached material: "Notice of Change of President and Representative Director">>

- END -

(Translation)

May 9, 2008

Dear Sirs,

Name of Company: TMS Entertainment Ltd.
Name of Representative: Masanori Koga, President and Representative Director
(Code No. 3585, Nagoya Stock Exchange 2nd Section)
Further Inquiry: Katsuhiro Yamada, Managing Director and General Manager of Administration Division
(TEL: 052-243-9811)

Notice of Change of President and Representative Director

Notice is hereby given that TMS Entertainment Ltd. (the "Company"), at the meeting of its Board of Directors held on May 9, 2008, adopted an unofficial resolution to change its President and Representative Director, as described below.

The change will be determined officially at the 62nd Ordinary General Meeting of Shareholders of the Company to be held on June 17, 2008 and a subsequent meeting of the Board of Directors.

Description

1. Details of the change:

New Title	Current Title	Name
President and Representative Director	Director	Hideki Okamura
Adviser	President and Representative Director	Masanori Koga

2. Reason for the change

To further strengthen its management capability and earnings power in the future and build up a structure to resolutely carry out its medium-term management plan

3. Name and curriculum vitae, etc. of the new President and Representative Director:

Name: Hideki Okamura

Home city: Saitama Prefecture

Date of birth: February 1, 1955

Education: March 1978 Graduated from Hosei University, Faculty of Law

Curriculum vitae:	Jan. 1987	Joined Sega Enterprises, Ltd. (current SEGA CORPORATION)
	June 1997	Director, Deputy Division Manager of Consumer Business Group Div., General Manager of Saturn Business Div. of Sega Enterprises, Ltd.
	June 2000	Director, in charge of Dreamcast Business Div. of Sega Enterprises, Ltd.
	June 2002	Vice President and Representative Director of DigiCube Co., Ltd.
	June 2003	Senior Executive Officer, Division Manager of Consumer Business Group Div. of SEGA CORPORATION
	June 2004	Director of the Company (current)
	June 2004	Managing Director, Division Manager of Consumer Business Group Div. of SEGA CORPORATION
	May 2008	Director of SEGA CORPORATION (part-time / current)

4. Expected date of the change: June 17, 2008

- END -

(Translation)

RECEIVED

2008 MAY 27 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34816

May 12, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi, Chairman, President and Representative Director (CEO)
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further Inquiry: Takatoshi Akiba, Executive Officer
(TEL: 03-6215-9955)

Notice of Final Decision Invalidating Patent No. 3708056

Notice is hereby given that with regard to two patent rights (Patent No. 3069092 and Patent No. 3708056) in respect of which an action for infringement of patents has been filed by Aruze Corp. ("Aruze") against Sammy Corporation ("Sammy"), a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), Patent No. 3708056 has been finally invalidated, as described below:

Description

1. Background:

(1)	December 27, 2005:	Aruze filed the action for damages for infringement of its patent rights with the Tokyo District Court.
(2)	March 1, 2006:	Sammy filed with the Japanese Patent Office a petition for a decision invalidating Patent No. 3708056.
(3)	October 17, 2006:	The Japanese Patent Office delivered a decision invalidating Patent No. 3708056.
(4)	November 13, 2006:	Aruze filed with the Intellectual Property High Court an action to seek revocation of the decision invalidating Patent No. 3708056 rendered by the Japanese Patent Office.
(5)	November 14, 2007:	The Intellectual Property High Court dismissed the action filed by Aruze to seek revocation of the decision invalidating Patent No. 3708056 (affirming the invalidation decision of the Japanese Patent Office).
(6)	November 27, 2007:	Aruze appealed against the judgment rendered by the Tokyo

High Court to the Supreme Court and also filed a petition for receipt of final appeal.

(7) May 8, 2008: The Supreme Court dismissed the final appeal filed by Aruze and made a decision not to accept it.

2. Contents of the decision by the Supreme Court:

The final appeal shall be dismissed.

The petition for receipt of final appeal shall not be accepted.

The costs of the final appeal and the petition shall be borne by the appellant and petitioner.

3. Related action for damages for infringement of the patent rights:

With regard to Sammy's pachislot machines, Aruze has filed an action for damages based on Patent No. 3069092 and Patent No. 3708056.

Related product (Model)	Date of action filed	Current status
Hokuto-no-Ken	December 27, 2005	Filed with, and dismissed by, the Tokyo District Court (Amount of damages claimed: ¥21,000,000,000)
	June 4, 2007	Appealed to, and on trial at, the Intellectual Property High Court (Amount of damages claimed: ¥21,000,000,000)

4. Future prospects

As described in paragraph 3 above, the action for damages for alleged infringement of the patent rights is currently on trial at the Intellectual Property High Court. However, as Patent No. 3708056 has been finally invalidated, the Company believes that the judgment of the court of first instance and the invalidation decision by the Japanese Patent Office will properly be reflected in the action.

The result of the appeal trail will be publicized as soon as it becomes available.

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